Exhibit 99.4

Glass House Brands Announces OTC Symbol Change to GLASF and GHBWF

LONG BEACH, CA and TORONTO, July 15, 2021 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U and GLAS.WT.U)(OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., is pleased to announce that, effective immediately, it has changed its tickers on the OTCQX in the United States from MRCQF and MRCWF to GLASF and GHBWF, respectively. No action is required by existing shareholders with respect to the trading symbol change.

About Glass House

Glass House Brands Inc. is one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., with a decisive focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan and Graham Farrar instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousegroup.com.

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